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Form U-13-60

Mutual and Subsidiary Service Companies

Revised February 7, 1980

ANNUAL REPORT

For the Three-Month Stub Period

Beginning October 1, 2001 and Ending December 31, 2001

To The

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

AGL SERVICES COMPANY

(Exact Name of Reporting Company)

Subsidiary Service Company

(“Mutual” or “Subsidiary”)

Date of Incorporation: July 25, 2000

If not Incorporated, Date of Organization    ______________________________

State or Sovereign Power Under Which Incorporated or Organized: State of Georgia

Location of Principal Executive Offices of Reporting Company:

Ten Peachtree Place, N.W.

Atlanta, Georgia  30309

Name, title, and address of officers to whom correspondence concerning this report should be addressed:

Richard T. O’Brien

Executive Vice President and

Chief Financial Officer

Ten Peachtree Place, N.W.

Atlanta, Georgia  30309

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

AGL RESOURCES INC.

INSTRUCTIONS FOR USE OF FORM U-13-60

     1.  Time of Filing. Rule 94 provides that on or before the first day of

         May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2.  Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3.  Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4.  Report Format. Reports shall be submitted on the forms prepared by the

         Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5.  Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

     6.  Deficits  Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,  210.3-01(c))

     7.  Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8.  Definitions. Definitions contained in Instruction 01-8 to the Uniform

         System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended

         February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9.  Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

    10.  Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the

         Securities and Exchange Commission pursuant to the Public Utility

         Holding Company Act of 1935.

    11.  Annual Statement of Compensation for Use of Capital Billed. The

         service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I

COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBTS	Balance at 12/31/01	Balance at 9/30/01
	SERVICE COMPANY PROPERTY
121	Nonutility Property (Schedule II)	75,981,386	76,290,630
107	Construction WIP	13,119,277	11,648,526
	Total Other Property & Investments	89,100,663	87,939,156

108	Less Accumulated provision for depreciation and amortization of service company property (Schedule III)	(33,853,046)	(32,791,247)
	Net Service Company Property	55,247,617	55,147,909

	INVESTMENTS

123	Investments in associated companies (Schedule IV)
124	Other investments (Schedule IV)
	Total Investments

	CURRENT AND ACCRUED ASSETS

131	Cash	5,577,362	(2,692,506)
134	Special deposits
135	Working funds
136	Temporary cash investments (Schedule IV)
141	Notes receivable
143	Accounts receivable	376,040	600,446
152	Fuel stock expenses undistributed (Schedule VI)
154	Materials and supplies		(4,305)
163	Stores expense undistributed (Schedule VII)
165	Prepayments	1,952,649	(232,749)
174	Miscellaneous current and accrued assets (Schedule VIII)
	Total Current and Accrued Assets	7,906,051	(2,329,114)

	DEFERRED DEBITS
181	Unamortized debt expense
184	Clearing accounts	5,066	5,065
186	Miscellaneous deferred debits (Schedule IX)	10,017,221	766,320
188	Research, development, or demonstration expenditures (Schedule X)
190	Accumulated deferred income taxes
	Total Deferred Debits	10,022,287	771,385

	TOTAL ASSETS AND OTHER DEBITS	73,175,955	53,590,180

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I

COMPARATIVE BALANCE SHEET (Continued)

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	Balance at 12/31/01	Balance at 9/30/01
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	(100)	(100)
207	Premium on capital stock	-	-
208	Other Paid in Capital	276,584	310,379
216	Unappropriated retained earnings (Schedule XI)	(210,914)	(213,198)
	Total Proprietary Capital	65,570	97,081

	OTHER NONCURRENT LIABILITIES
228.3	Accumulated provisions for pensions and benefits		125,292
228.4	Accumulated miscellaneous operating provisions	20,430	(351,645)
	Total Other Noncurrent Liabilities	20,430	(226,353)

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable
232	Accounts payable	(18,501,771)	(6,142,232)
233	Notes payable to associated companies (Schedule XIII)
234 /2	Accounts payable to associated companies (Schedule XIII)	(50,729,911)	(35,207,090)
236	Taxes accrued	360,714	(4,726,133)
237	Interest accrued
238	Dividends declared
241	Tax collections payable	(720,414)	(654,220)
242	Miscellaneous current and accrued liabilities (Schedule (XIII)	(2,573,330)	(10,694,085)
	Total Current and Accrued Liabilities	(72,164,712)	(57,423,760)

	DEFERRED CREDITS
252	Customer advances for construction	(662,912)	(781,080)
255	Accumulated deferred investment tax credits
	Total Deferred Credits	(662,912)	(781,080)

	ACCUMULATED DEFERRED INCOME TAXES
281 /1	Accumulated deferred income taxes – Accelerated amortization property	(373,675)	4,081,426
283 /1	Accumulated deferred income taxes – other	(60,656)	662,506

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	(73,175,955)	(53,590,180)

/1  The FERC account #281 and #283 balances are accumulated deferred income tax assets for AGL Services Company. They are recorded in the liability section of the balance sheet because on a consolidated basis these accounts are liabilities for AGL Resources Inc.

/2

FERC #234 (Accounts Payable to Associated companies) is net of Account Receivable.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE II

SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT 10/1/01	ADDITIONS	RETIREMENTS OR SALE	OTHER CHANGES 1/	BALANCE AT 12/31/01

363.5	Other Equipment	27,929	0	0	0	27,929
379	Measuring & Reg. Station Equip.	0	71,904	0	0	71,904
390	Structures and Improvements	18,686,029	175,220	0	0	18,861,250
391	Office Furniture and Equipment	50,296,928	557,103	(352,176)	0	50,501,854
393	Stores Equipment	120,981	0	0	0	120,981
394	Tools, Shop, & Garage Equipment	1,304,549	0	(19,364)	0	1,285,185
395	Laboratory Equipment	44,755	0	0	0	44,755
396	Power Operated Equipment	5,046	0	0	0	5,046
397	Communication Equipment	2,786,712	0	(220,322)	0	2,566,389
398	Miscellaneous Equipment	3,017,702	87,773	(588,052)	(21,330)	2,496,093
107	Construction Work In Progress	11,648,526	2,373,917	0	(903,166)	13,119,277

	TOTAL	87,939,156	3,265,917	(1,179,914)	(924,496)	89,100,663

1/

The totals in other represents transfers of assets from the services company to associated companies.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND

AMORTIZATION OF SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT 10/1/01	ADDITIONS CHARGES TO ACCT. #403	RETIREMENTS	OTHER CHARGES AND (DEDUCT) 1/	BALANCE AT 12/31/01
363.5	OTHER EQUIPMENT	15,282	218	(15,500)	0	0
390	STRUCTURE AND IMPROVEMENTS	12,984,751	311,817	0	0	13,296,568
391	OFFICE FURNITURE AND EQUIPMENT	16,370,231	1,426,035	(271,919)	0	17,524,347
393	STORES EQUIPMENT	26,852	3,689	0	0	30,541
394	TOOLS, SHOP, & GARAGE EQUIPMENT	473,734	26,673	(4,453)	0	495,954
395	LABORATORY EQUIPMENT	19,566	356	0	0	19,922
396	POWER OPERATED EQUIPMENT	9,886	170	0	0	10,056
397	COMMUNICATION EQUIPMENT	1,789,840	61,086	(146,520)	0	1,704,406
398	MISCELLANEOUS EQUIPMENT	1,101,105	111,448	(441,301)	0	771,252

	TOTAL	32,791,247	1,941,492	(879,693)	0	33,853,046

1/

The totals in other represents transfers of assets from the services company to associated companies.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE IV

INVESTMENTS

INSTRUCTIONS:

Complete the following schedule concerning investments.

Under Account 124, “Other Investments”, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments”, List each investment separately.

DESCRIPTION	BALANCE AT 12/31/01	BALANCE AT 9/30/01

ACCOUNT 123 – INVESTMENT IN ASSOCIATE COMPANIES
ACCOUNT 124 – OTHER INVESTMENTS
ACCOUNT 136 – TEMPORARY CASH INVESTMENTS

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE V

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:

Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/01	BALANCE AT 9/30/01

146	ACCOUNT RECEIVABLE FROM ASSOCIATE COMPANIES
Not Applicable

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:	TOTAL PAYMENTS

Not Applicable

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE VI

FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE VII

STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:

Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:

Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT 12/31/01	BALANCE AT 9/30/01

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

(Thousands of Dollars)

SCHEDULE IX

MISCELLANEOUS DEFERRED DEBIT

INSTRUCTIONS:

Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/01	BALANCE AT 9/30/01

186	MISCELLANEOUS DEFERRED DEBITS
	Pension asset	10,302,811	-
	Coop Mktg TRANSCO	(170,695)	(170,695)
	Coop Mktg SONAT	(111,429)	(271,458)
	Robur Commercialization Project	(90,850)	(90,850)
	Caroline Street Facility Project	12,683	134,213
	Other Work in Progress-Misc	72,369	79,587
	PCB Research	0	40,963
	Unrecovered Accrued Vacation Cost	0	1,038,892
	Other items	2,332	5,668

	TOTAL	10,017,221	766,320

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:

Provide a description of each material research, development, or demonstration project that incurred cost by the service company during year.

DESCRIPTION	AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE XI

PROPRIETARY CAPITAL

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD

201	Common Stock Issued	100	1	100

	TOTAL	100	1	100

INSTRUCTIONS:

Classify amounts in each account with brief explanation, disclosing the general nature of transactions that gave rise to the reported amounts.

DESCRIPTION	AMOUNT

ACCOUNT 211 – MISCELLANEOUS PAID-IN-CAPITAL
ACCOUNT 215 – APPROPRIATED RETAINED EARNINGS

NOT APPLICABLE

INSTRUCTIONS:

Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

ACCOUNT	DESCRIPTION	BALANCE AT 09/30/01	NET INCOME OR (LOSS)	OTHER CHANGES	DIVIDENDS PAID	BALANCE AT 12/31/01

216	Unappropriated retained earnings	213,198	(2,284)	0	0	210,914

	TOTAL

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE XII

LONG-TERM DEBT

INSTRUCTION:

Advances from associate companies should be reported separately for advances on notes, and advances on open account. Name of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 – Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

ACCOUNT 223 – ADVANCES FROM ASSOCIATE COMPANIES

ACCOUNT 224 – OTHER LONG TERM DEBT

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE XIII

CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/01	BALANCE AT 9/30/01
233	Note Payable to Associate Companies
	NOT APPLICABLE

234	Account Payable to Associate Companies
	AGL Investments, Inc.	(22,321,715)	(20,859,767)
	Chattanooga Gas Company	1,787,192	(1,901,538)
	Atlanta Gas Light Company	62,868,020	44,818,981
	Virginia Natural Gas Company	1,229,580	(5,377,951)
	Sequent Energy Services	3,189,111	(3,433,915)
	Georgia Natural Gas Company	20,490,038	-
	AGL Energy Wise Services, Inc.	(4,455)	-
	AGL Consumer Services, Inc.	81,945	-
	Trustees Investments, Inc.	(180,100)	-
	Georgia Gas Company	(384,220)	-
	Utilipro, Inc	3,654,529	-
	Georgia Energy Company	63,674	-
	AGL Peaking Services	2,803,209	-
	AGL Capital Trust	207,575	-
	AGL Rome Holding, Inc.	2,467	-
	AGL Energy Corporation	(4,544)	-
	AGL Propane Services, Inc.	1,236,336	-
	Southeastern LNG, Inc.	(64,891)	-
	Customer Care Services, Inc.	(1,530,011)	-
	Networks Energies, Inc.	1,364	-
	Network Energies, LP	85	-
	Retired Main LLC	309,318	-
	Global Energy Resources Insurance Company	482,779	-
	AGL Capital Trust II	5,343,920	-
	Sequent Energy Management, LP	(15,347,085)	-
	Pivotal Energy Services, Inc.	(100)	-
	Distribution Operations Corporation	205,921	-
	AGL Capital Corporation	(114,849,853)	(48,452,900)
1/	TOTAL	(50,729,911)	(35,207,090)

242	Miscellaneous Current and Accrued Liabilities
	Unclaimed Customer Credit & Checks	23,249	-
	Accrued Relocation Liability	(647,384)	-
	Retired Savings Plus – Company Matching	(320,671)	(187,442)
	Retired Savings Plus – Employee Matching	(535,253)	(139,570)
	Retired Savings Plus – General Loan	(118,174)	(50,227)
	NSP Employee Contribution	(777,221)	(429,006)
	NSP Company Contribution	(197,876)	(190,271)
	Misc Sundry Transactions	0	(37,700)
	Accrued Bonus	-	(8,438,429)
	Accrued severance	-	630,900
	Payroll payable	-	(1,852,340)
	TOTAL	(2,573,330)	(10,694,085)

1/

Balance represents the net payable owed to associate companies by the services company.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.

SIGNIFICANT ACCOUNTING POLICIES

General

AGL Services Company (the “Company”) is a subsidiary of AGL Resources Inc. (“AGL Resources”) which renders services to AGL Resources and its subsidiaries. The Company was established in accordance with the Public Utility Holding Company Act of 1935 (PUHCA). All the costs associated with the Company are allocated to the operating segments in accordance with PUHCA. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Property, Plant and Equipment

Property, plant and equipment includes property that is in use and under construction, and is reported at cost. A gain or loss is recorded for retired or otherwise disposed of property.

Depreciation Expense

Depreciation expense for the Company is computed on a straight-line basis over a period of 1 to 35 years.

Use of Accounting Estimates

Management makes estimates and assumptions when preparing financial statements under the accounting principles generally accepted in the United States of America. Those estimates and assumptions affect various matters, including:

•

reported amounts of certain assets and liabilities in the Company’s balance sheets as of the dates of the financial statements

•

disclosure of contingent assets and liabilities as of the dates of the financial statements

•

reported amounts of certain expenses in the Company’s statement of income during the reported periods

Those estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. Consequently, actual amounts could differ from estimates.

Change in Fiscal Year End

On September 20, 2001, the board of directors of AGL Resources elected to change AGL Resources’ fiscal year ended from September 30 to December 31 effective October 1, 2001.

2.

INCOME TAX

The Company has two categories of income taxes in its statements of income: current and deferred. The Company’s current income tax expense consists of federal and state income tax less applicable tax credits. The Company’s deferred income tax expense generally is equal to the changes in the deferred income tax liability during the year.

Accumulated Deferred Income Tax Assets and Liabilities

The Company reports some of its assets and liabilities differently for financial accounting purposes than it does for income tax purposes.  The tax effects of the difference in those items are reported as deferred income tax assets or liabilities in The Company’s balance sheets. The assets and liabilities are measured utilizing income tax rates that are currently in effect.

Components of income tax expense shown in the Comparative Income statement for the three months ended December 31, 2001 are as follows:

Included in Expenses:	Amount
Current Income Taxes
Federal	(4,437,422)
State	(720,292)

Deferred Income Taxes
Federal	4,455,101
State	723,162

TOTAL	20,549

Reconciliation between the statutory federal income tax rate and the effective rate for the three months ended December 31, 2001 is as follows:

Income Tax Expense:	Amount

Computed tax expense	6,392
State income tax, net of federal income tax benefit	1,866
Other – net	12,291

Total income tax expense	20,549

Components that give rise to the net accumulated deferred income tax liability, as of December 31, 2001 are as follows:

Accumulated Deferred income tax assets:
Federal	(373,675)
State	(60,656)

TOTAL	(434,331)

3.

SERVICE AGREEMENTS

The Company has entered into agreements under which it renders services at cost, to AGL Resources and its subsidiaries. The Company’s affiliates include the following: AGL Resources Inc., Trustees Investment, Inc., AGL Peaking Services, Inc., AGL Rome Holdings, Inc., AGL Energy Corporation, AGL Propane Services, Inc., Virginia Natural Gas, Inc., AGL Investments, Inc., AGL Networks, LLC, AGL Capital Corporation, Southeastern LNG, Inc., Customer Care Services, Inc., Global Energy Resources Corporation, Sequent Energy Management, LP, Sequent Energy Marketing, LP, Georgia Natural Gas Company, Atlanta Gas Light Company, Chattanooga Gas Company.  The Company’s services include Engineering, Finance, Treasury, Tax, Accounting, Audit, Public Relations, Employee Relations, Marketing, Information Resources, Purchasing, and other services with respect to business and operations.

4.

EMPLOYEE BENEFIT PLANS

Substantially all of The Company’s employees are eligible to participate in its employee benefit plans.

Pension Benefit

All employees of The Company are covered under a defined benefit retirement plan (“Retirement Plan”) sponsored by AGL Resources Inc.  A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. The Company generally calculates the benefits under the Retirement Plan based on age, years of service, and pay. The Company’s employees do not contribute to the Retirement Plan. The Company funds the plan by contributing annually the amount required by applicable regulations and as recommended by its actuary. The Company calculates the amount of funding using an actuarial method called the projected unit credit cost method. The Retirement Plan’s assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds, and cash equivalents.

Effective July 1, 2000, the benefit formula for the Retirement Plan was amended and changed from a final average earnings formula to a career average earnings formula for participants under age 50.  The final average earnings plan will continue 10 years for participants over age 50, and then will convert to a career average earnings formula. Due to the above amendment, AGL Resources’ projected benefit obligation has been reduced.

Employee Savings Plan Benefits

The Company participates in an AGL Resources Inc. sponsored RSP Plan, a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the RSP Plan, The Company made matching contributions to participant accounts in the amount of $1,101,007.

AGL Resources Inc. NSP, an unfunded, nonqualified plan similar to the RSP Plan, in which The Company participates, provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the RSP Plan. The Company contributions to the NSP were not significant.

Postretirement Benefits

The Company also participates in an AGL Resources Inc. sponsored defined benefit postretirement health care and life insurance plans, which cover nearly all employees if they reach retirement age while working for The Company. The benefits under these plans are generally calculated based on age and years of service.

Some retirees contribute a portion of health care plan costs. Retirees do not contribute toward the cost of the life insurance plan. The Company’s contribution to the Postretirement benefit plan was in the amount $2,279,800.

5.

MONEY POOL

The parent Company and its subsidiaries participate in the System Money Pool (Pool), which is administered by the Services Company on behalf of the participants. The operation of the Pool was authorized by the Securities and Exchange Commission in PUCHA release No. 35-27243 (File No. 70-9707).

Participants contribute the amount of their available funds each day to the Pool.  The funds requirements of the participants, with the exception of the Parent Company, are satisfied by advances from the Pool.

At December 31, 2001, the detail of the Pool was as follows:

INVESTMENTS IN POOL:
AGL Investments, Inc.	22,321,715
AGL Energy Wise Services, Inc.	4,455
Trustees Investments, Inc.	180,100
AGL Capital Corporation	114,849,853
Sequent Energy Management, LP	15,347,085
Georgia Gas Company	384,220
AGL Energy Corporation	4,544
Southeastern LNG, Inc.	64,891
Customer Care Services, Inc.	1,530,011
Pivotal Energy Services, Inc.	100

Sub Total

LESS BORROWINGS FROM POOL:
Sequent Energy Services	3,189,111
Atlanta Gas Light Company	62,868,020
AGL Services Company	50,729,911
Chattanooga Gas Company	1,787,192
Virginia Natural Gas Company	1,229,580
Atlanta Gas Light Services	20,490,038
AGL Consumer Services, Inc.	81,945
Utilipro, Inc.	3,654,529
Georgia Energy Company	63,674
AGL Peaking Services	2,803,209
AGL Capital Trust	207,575
AGL Rome Holding, Inc.	2,467
AGL Propane Services, Inc.	1,236,336
Networks Energies, Inc.	1,364
Network Energies, LP	85
Retired Main LLC	309,318
Global Energy Resources Insurance Company	482,779
AGL Capital Trust II	5,343,920
Distribution Operations Corporation	205,921

Sub Total

TOTAL	0

6.

RENTAL EXPENSES

Rental expenses that The Company incurred were primarily for office space, computer equipment and fleet leasing. The total rent expense for the three months ended December 31, 2001 was $1,365,747 which was net of sub lease credits of ($383,262).

The minimum annual rentals under noncancelable operating leases are as follows:

•

fiscal 2002 - $3,591,146

•

fiscal 2003 - $11,610,543

•

fiscal 2004 – $11,624,768

•

fiscal 2005 – $11,793,942

•

fiscal 2006 – $11,697,753

•

thereafter -  $45,143,133

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE XV

COMPARATIVE INCOME STATEMENT

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/01

	INCOME

488	Miscellaneous service revenue	77,745
493	Rent from gas property	1,350
421	Miscellaneous income or loss	(217,372)
457	Services rendered to associate companies	31,152,308
	Operating Revenues	31,014,031

	EXPENSES

403	Depreciation Expense	1,941,492
404.3	Amortization of other limited-term gas plant	49,374
408.1	Taxes other than income taxes, utility operating income	725,672
409.1	Income taxes, utility operating income	(5,157,714)
410.1	Provision for deferred income taxes, utility operating income	5,178,263
419	Interest and dividend income	(19,882)
426.1	Donations	349,627
426.4	Expenditures for certain civic, political and related activities	685
426.5	Other deductions	113,543
431	Other interest expense	411,456
495	Other utility operating income	(33,209)
840	LNG Supervision/Eng	76,773
841	Operation supervision and engineering	262,270
843.2	Maint. Of structures and improvements	1,256
843.4	Maint. Of purification equipment	4,959
843.5	Maint. Of liquefaction equipment	71,339
843.6	Maint. Of vaporizing equipment	24,673
843.7	Maint. Of compressor equipment	18,728
843.9	Maint. Of other equipment	105,655
870	Operation supervision and engineering	363,671
871	Distribution load dispatching	243,199
874	Mains and service expenses	124,895
875	Measuring and regulating station expenses-General	134,768
877	Measuring and regulating station expenses-City gate check stations	103,132
878	Meter and house regulator expenses	1,494
880	Other expenses	195,359
885	Maint. Supervision and engineering	569
887	Maint. Of mains	28,001
889	Maintenance measuring and regulating station expenses-General	114,566
891	Maint. STAR	91
892	Maint. Of services	7,454
893	Maint. Of meter and house regulator expenses	65,202
903	Customer records and collection expenses	11,901
905	Miscellaneous customer accounts expenses	44,437
907	Supervision	34,996
908	Customer assistance expense	557,700
913	Advertising expenses	45,069
916	Miscellaneous sales expenses	168,440
920	Administrative and general salaries	7,427,182
921	Office supplies and expenses	2,612,701
922	Administrative expenses transferred-credit	(2,117,059)
923	Outside services employed	2,598,767
924	Property insurance	427,558
925	Injuries and damages	367,038
926	Employee pensions and benefits	8,092,480
930.1	General advertising expenses	6,431
930.2	Miscellaneous general expenses	1,116,883
931	Rents	1,365,747
932	Maintenance of general plant	2,748,682
	Operating Expenses	31,016,315

1/	Net Income	(2,284)

1/

As a result of the company’s change in fiscal year end from 9/30 to 12/31, the transition period balance only reflects three months of activity.  The prior year balances were not intended for comparative purposes as they reflect 9 months of activity and would not be comparable.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

ANALYSIS OF BILLING

ASSOCIATE COMPANIES

ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
	457-1	457-2	457-3	/1

AGL Resources Inc.	351,016	0	0	351,016
AGL Investments, Inc	39,675	2,602	289	42,566
Atlanta Gas Light Services, Inc	123,632	13,030	2,918	139,580
Atlanta Gas Light Company	14,915,977	8,988,868	704,313	24,609,158
Chattanooga Gas Company	779,948	501,794	43,016	1,324,758
AGL Energy Wise Services, Inc.	0	57	13	70
AGL Consumer Services, Inc.	2,376	379	80	2,837
Trustees Investment, Inc.	8,940	6,787	643	16,370
AGL Peaking Services, Inc.	0	2,138	479	2,616
AGL Capital Trust	3,347	24,968	5,591	33,906
AGL Rome Holdings, Inc	0	322	367	689
AGL Energy Corporation	478	87	17	581
AGL Propane Services, Inc.	10,447	12,018	2,312	24,777
Virginia Natural Gas, Inc.	1,491,259	2,248,035	187,358	3,926,652
AGL Networks, LLC	237,527	33,643	2,881	274,051
AGL Capital Corporation	8,488	3,895	576	12,959
Southeastern LNG, Inc.	6,274	290	69	6,633
Customer Care Services, Inc.	0	918	206	1,123
Network Energies, Inc	906	0	0	906
Network Energies LP	0	17	4	21
Retired Mains LLC	4,951	1,120	138	6,209
Global Energy Resources Corporation	0	100	24	124
Sequent Energy Management, LP	186,719	104,932	10,831	302,482
Sequent Energy Services	0	9,832	5,839	15,672
AGL Capital Trust II	0	45,756	10,797	56,553

TOTAL	18,171,960	12,001,587	978,761	31,152,308

/1  The difference between the total amount billed and the total expenses per the income statement is the effect of unbilled expenses (FERC # 409.1, 410.1, 495, 419, 426.1, 426.4, 426.5, 735, 807) and the equity component of cost of capital that was billed.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES

ACCOUNT 458

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED	EFFECT OF MARKET RATE BILLING (SEE NOTE)

ACCOUNT 458 – NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE

ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS:

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

ACCOUNT	DESCRIPTION	DIRECT COST	INDIRECT COST	TOTAL

	ASSOCIATE COMPANY CHARGES

403	Depreciation Expense	1,169,260	772,232	1,941,492
404.3	Amortization of other limited-term gas plant	29,736	19,639	49,375
408.1	Taxes other than income taxes, utility operating income	437,035	288,638	725,673
840	LNG Supervision/Eng.	46,237	30,537	76,774
841	Operation Labor and Expenses	157,951	104,318	262,269
843.2	Maint. of Structures & Improvements	757	500	1,257
843.4	Maint. Of Purification Equipment	2,986	1,972	4,958
843.5	Maint. Of Liquification Equipment	42,964	28,375	71,339
843.6	Maint. Of Vaporizing Equipment	14,859	9,814	24,673
843.7	Maint of Compressor Equipment	11,279	7,449	18,728
843.9	Maint. Of Other Equipment	63,631	42,025	105,656
870	Operation Supervision & Engineering	219,020	144,651	363,671
871	Distribution load dispatching	146,466	96,733	243,199
874	Mains and Services Expenses	75,218	49,677	124,895
875	Measuring & regulating station expenses – General	81,164	53,604	134,768
877	Measuring & regulating station expenses – City Gate check station	62,111	41,021	103,132
878	Meter and house regulator expenses	899	594	1,493
880	Other Expenses	117,655	77,705	195,360
885	Maint. Supervision & engineering	343	226	569
887	Maint. Of mains	16,864	11,138	28,002
889	Maint. Of measuring & regulating station equipment-General	68,997	45,569	114,566
891	Maint. STAR	55	36	91
892	Maint. Of service	4,489	2,965	7,454
893	Maint. Of meters & house regulators	39,268	25,934	65,202
903	Customer records & collection exp.	7,168	4,734	11,902
905	Miscellaneous customer account exp.	26,762	17,675	44,437
907	Supervision	21,076	13,920	34,996
908	Customer assistance expenses	335,874	221,826	557,700
913	Advertising expenses	27,143	17,926	45,069
916	Miscellaneous expenses	101,443	66,997	168,440
920	Salaries and wages	4,473,006	2,954,176	7,427,182
921	Office Supplies & Expenses	1,573,494	1,039,207	2,612,701
922	Administrative Expense Transferred-Credit	(1,274,995)	(842,064)	(2,117,059)
923	Outside Services Employed	1,565,102	1,033,665	2,598,767
924	Property Insurance	257,496	170,062	427,558
925	Injuries and Damages	221,048	145,990	367,038
926	Employee Pensions & Benefits	4,873,680	3,218,800	8,092,480
930.1	General Advertising Expenses	3,873	2,558	6,431
930.2	Miscellaneous General Expenses	672,640	444,241	1,116,881
931	Rents	822,518	543,229	1,365,747
932	Maintenance of Structures and Equipment	1,655,388	1,093,293	2,748,681
2/	SUB TOTAL	18,171,960	12,001,587	30,173,547

1/	Cost of Capital			411,456

1/	TOTAL COST OF SERVICE			30,585,003

	ASSOCIATE COMPANY CHARGES
	NOT APPLICABLE

1/

The difference between the total cost of service and the amount billed to the associate companies is the equity component of Cost of Capital.  Cost of capital is made up of interest expense as listed in FERC account #431 on the income statement in the amount of $411,456 plus an equity component.

2/

Direct and Indirect Cost are captured only at the business unit level as reported on the schedule “Analysis of Billing” on page 26.  Of the total cost, excluding cost of capital, direct cost is 60% and indirect cost is 40%.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	DESCRIPTION	TOTAL AMOUNT	BUSINESS SUPPORT	CUSTOMER SERVICE	EMPLOYEE SERVICE
403	Depreciation Expense	1,941,492	406,454	298	109,188
404.3	Amortization of other limited-term gas plant	49,374	19,665	752	-
408.1	Taxes other than income taxes, utility operating income	725,672	91,632	51,839	37,307
840	LNG Supervision/Eng	76,773	-	-	-
841	Operation Supervision and Engineering	262,270	-	-	-
843.2	Maintenance of Structures and Improvements	1,256	-	-	-
843.4	Maintenance of Purification Equipment	4,959	-	-	-
843.5	Maintenance of Liquefaction Equipment	71,339	-	-	-
843.6	Maintenance of Vaporizing Equipment	24,673	-	-	-
843.7	Maintenance of Compressor Equipment	18,728	-	15,092	-
843.9	Maintenance of Other Equipment	105,655	-	-	-
870	Operation Supervision and Engineering	363,671	-	-	-
871	Distribution Load Dispatching	243,199	-	1,885	-
874	Mains and Services Expenses	124,895	-	-	-
875	Measuring and Regulating Station Expenses-General	134,768	-	-	-
877	Measuring and Regulating Station Expenses-City Gate Check Station	103,132	-	-	-
878	Meter and House Regulator Expenses	1,494	-	-	-
880	Other Expenses	195,359	4,134	15,633	-
885	Maintenance Supervision and Engineering	569	-	-	-
887	Maintenance of Mains	28,001	-	-	-
889	Maintenance of Meas. and Reg. Sta. Equip.-General	114,566	-	-	-
891	Maintain STAR	91	-	-	-
892	Maintenance of Services	7,454	-	-	-
893	Maintenance of Meters and House Regulators	65,202	-	-	-
903	Customer Records and Collection Expenses	11,901	-	-	(308)
905	Miscellaneous Customer Accounts Expenses	44,437	-	28,816	-
907	Supervision	34,996	-	34,996	-
908	Customer Assistance Expenses	557,700	42,609	515,091	-
913	Advertising Expenses	45,069	-	72	-
916	Miscellaneous Sales Expenses	168,440	-	-	-
920	Administrative and General Salaries	7,427,182	694,299	123,246	536,823
921	Office Supplies and Expenses	2,612,701	296,478	16,217	179,593
922	Administrative Expenses Transferred-Cr.	(2,117,059)	(72,121)	(16,708)	(77,891)
923	Outside Services Employed	2,598,767	443,721	106,687	472,497
924	Property Insurance	427,558	-	-	-
925	Injuries and Damages	367,038	-	-	-
926	Employee Pensions and Benefits	8,092,480	(57,686)	(3,961)	8,387,250
930.1	General Advertising Expenses	6,431	-	-	-
930.2	Miscellaneous General Expenses	1,116,883	1,696	1,100	105,864
931	Rents	1,365,747	56,932	4,339	34,994
932	Maintenance of General Plant	2,748,682	1,476,912	2,601	(3,033)
	TOTAL O&M EXPENSES	30,173,547	3,404,723	897,995	9,782,286

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Three-Months Ended December 31, 2001

(Thousands of Dollars)

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	ENGINEERING	EXECUTIVE	EXTERNAL RELATIONS	FINANCIAL SERVICES	GAS SUPPORT MANAGEMENT	INFORMATION TECHNOLOGY
403	31,374	12,144	257	160,652	33,489	1,137,002
404.3	5,499	-	-	-	-	-
408.1	111,076	31,878	8,382	63,948	109,532	187,870
840	-	-	-	-	76,773	-
841	359	-	-	-	261,911	-
843.2	-	-	-	-	1,256	-
843.4	-	-	-	-	4,959	-
843.5	-	-	-	-	71,339	-
843.6	-	-	-	-	24,673	-
843.7	-	-	-	-	3,636	-
843.9	-	-	-	-	105,655	-
870	363,671	-	-	-	-	-
871	-	-	-	-	241,314	-
874	118,810	-	-	-	6,085	-
875	-	-	-	-	134,768	-
877	-	-	-	-	103,132	-
878	1,356	-	-	-	138	-
880	164,508	-	-	-	4,241	6,844
885	569	-	-	-	-	-
887	27,196	-	-	-	805	-
889	-	-	-	-	114,566	-
891	-	-	-	-	91	-
892	7,454	-	-	-	-	-
893	-	-	-	-	65,202	-
903	11,286	-	-	923	-	-
905	-	-	-	15,621	-	-
907	-	-	-	-	-	-
908	-	-	-	-	-	-
913	-	-	-	-	-	-
916	-	4,588	-	-	-	-
920	483,436	523,337	137,199	932,708	322,013	2,479,917
921	186,229	92,368	99,831	122,667	122,761	1,184,422
922	(1,236,627)	(68,485)	(18,040)	(121,511)	(40,553)	(313,497)
923	23,733	71,071	94,537	202,481	2,986	1,606,388
924	-	-	-	-	-	-
925	-	-	-	-	-	-
926	(5,207)	46,299	(5,956)	21,174	(23,456)	(107,565)
930.1	-	-	6,431	-	-	-
930.2	6,839	130,949	6,492	26,481	(27,051)	7,798
931	59,986	7,705	4,832	45,264	50,966	398,285
932	(9,742)	-	-	-	(29,746)	1,314,612
	351,804	851,855	333,965	1,470,408	1,741,485	7,902,077

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Three-Months Ended December 31, 2001

(Thousands of Dollars)

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	INTERNAL AUDIT	INVESTOR RELATIONS	LEGAL	MARKETING	RATES & REGULATION
403	1,954	189	1,328	1,380	462
404.3	-	-	-	-	-
408.1	7,267	3,819	18,492	14,607	11,528
840	-	-	-	-	-
841	-	-	-	-	-
843.2	-	-	-	-	-
843.4	-	-	-	-	-
843.5	-	-	-	-	-
843.6	-	-	-	-	-
843.7	-	-	-	-	-
843.9	-	-	-	-	-
870	-	-	-	-	-
871	-	-	-	-	-
874	-	-	-	-	-
875	-	-	-	-	-
877	-	-	-	-	-
878	-	-	-	-	-
880	-	-	-	-	-
885	-	-	-	-	-
887	-	-	-	-	-
889	-	-	-	-	-
891	-	-	-	-	-
892	-	-	-	-	-
893	-	-	-	-	-
903	-	-	-	-	-
905	-	-	-	-	-
907	-	-	-	-	-
908	-	-	-	-	-
913	-	-	-	44,996	-
916	-	-	-	163,853	-
920	117,982	89,309	418,559	52,715	255,262
921	6,191	120,013	36,589	22,456	15,941
922	(13,563)	(20,668)	(52,164)	(7,889)	(25,192)
923	-	8,557	(497,524)	-	37,903
924	-	-	427,558	-	-
925	-	-	366,796	-	242
926	(4,513)	(3,834)	(17,521)	(21,965)	(8,450)
930.1	-	-	-	-	-
930.2	-	34,115	143,832	611	253
931	5,330	4,445	11,279	12,148	10,056
932	-	-	(2,922)	-	-
	120,648	235,945	854,303	282,914	298,006

ACCOUNT	STRATEGIC PLANNING	OTHER
403	213	45,108
404.3	-	23,458
408.1	4,267	(27,772)
840	-	-
841	-	-
843.2	-	-
843.4	-	-
843.5	-	-
843.6	-	-
843.7	-	-
843.9	-	-
870	-	-
871	-	-
874	-	-
875	-	-
877	-	-
878	-	-
880	-	-
885	-	-
887	-	-
889	-	-
891	-	-
892	-	-
893	-	-
903	-	-
905	-	-
907	-	-
908	-	-
913	-	-
916	-	-
920	58,506	201,873
921	3,907	107,037
922	(7,347)	(24,805)
923	-	25,729
924	-	-
925	-	-
926	(2,489)	(99,640)
930.1	-	-
930.2	-	677,904
931	2,226	656,960
932	-	-
	59,283	1,585,851

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

DEPARTMENTAL ANALYSIS OF SALARIES

ACCOUNT 920

DEPARTMENTAL SALARY EXPENSE

NAME OF DEPARTMENT		INCLUDED IN AMOUNT BILLED TO			PERSONNEL
Indicate each department or service function	TOTAL AMOUNT Acct. #920	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	END OF YEAR
		1/
Business Support	694,299	5,554	688,745	0	73
Customer Service	123,246	986	122,260	0	51
Employee Service	536,823	4,295	532,528	0	34
Engineering	483,436	3,867	479,569	0	106
Executive	523,337	4,187	519,150	0	13
External Relations	137,199	1,098	136,101	0	8
Financial Services	932,708	7,462	925,246	0	55
Gas Support Management	322,013	2,576	319,437	0	96
Information Technology	2,479,917	19,839	2,460,078	0	139
Internal Audit	117,982	944	117,038	0	6
Investor Relations	89,309	714	88,595	0	1
Legal	418,559	3,348	415,211	0	19
Marketing	52,715	422	52,293	0	18
Rates & Regulations	255,262	2,042	253,220	0	11
Strategic Planning	58,506	468	58,038	0	3
Other	201,873	1,615	200,258	0	12

TOTAL	7,427,182	59,417	7,367,767	0	645

1/

The Parent company (AGL Resources Inc.) receives 1% of total allocated cost from the Services Company as shown on page 26.  Since we only capture these cost at the business unit level, the cost were split 99%, 1% between Other Associate companies and the Parent Company respectively.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:

Provide a breakdown by subaccount of outside services employed. If the aggregate amount paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount  of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	DESCRIPTION OF LARGEST INVOICE	RELATIONSHIP “A”=ASSOCIATE “NA”= NONASSOCIATE	AMOUNT
Legal Services

Long, Aldridge & Norman	Legal Services	NA	313,783
Several other items less than $100,000.		NA	100,418
Subtotal – Legal Services			414,201

Audit & Consulting

Deloitte & Touche LLP	Consulting	NA	119,000
Subtotal – Audit & Consulting			119,000

Information Technology

Acxiom Corp.	Equipment Lease	NA	611,020
LA Vista Consulting ITS, Inc.	Consulting	NA	369,554
Several other items less than $100,000.	Consulting	NA	335,151
Subtotal – Information Technology			1,315,725

Human Resources

Several other items less than $100,000.	Consulting	NA	328,696
Subtotal – Human Resources			328,696

Other Consulting

Several other items less than $100,000.	Consulting	NA	421,145
Subtotal – Other Consulting			421,145

TOTAL			2,598,767

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

EMPLOYEE PENSION AND BENEFITS

ACCOUNT 926

INSTRUCTIONS:

Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT

Pension	(190,401)
Retirement Savings Plan/ESOP – Company Contribution	1,126,799
Flexible Credit Benefits – Company Contribution	436,890
Flex Benefits Deductions – Employee Contribution	(1,219,642)
Post Retirement Medical and Life Benefits	2,618,250
Educational Assistance Plan	39,450
Bonus	2,054,277
Group Insurance	3,065,099
Employee Relocation	132,452
Other (Other Employee Fringe Benefits)	29,306

TOTAL	8,092,480

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:

Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition.  If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Magazine full page ads	Business to Business Magazine	5,337
Other items		1,094

	TOTAL	6,431

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2

INSTRUCTIONS:

provide a list of amounts included in Account 930.2, “Miscellaneous General Expenses”, classifying the items according to their nature.  Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT

Legal Expenses	26,668
Dues & Membership	332,368
Workers Comp. Fees & Assessment	14,478
Auto Expenses (Registration, Fines, Penalties, 3rd. Party Damages)	53,431
Meetings, Conferences & Training	26,376
Relocation	1,264
Communication Materials	144,944
Meter Repairs	33,693
Compensation Expenses	404,993
Printing	72,928
Other Misc. Expenses	5,740

TOTAL	1,116,883

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

RENTS

ACCOUNT 931

INSTRUCTIONS:

Provide a listing of the amount included in Account 931, “Rents”, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

DESCRIPTION	AMOUNT

Auto Leasing	10,462
Computer, Data Processing and other Communication Equipment rental	1,329,847
Office Rents	408,700
Sub lease credits	(383,262)
TOTAL	1,365,747

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

TAXES OTHER THAN INCOME

ACCOUNT 408

INSTRUCTIONS:

Provide an analysis of Account 408, “Taxes Other Than Income Taxes”.  Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.  Specify each of the various kinds of taxes and show the amounts thereof.  Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT

OTHER THAN U.S. GOVERNMENT TAXES
State Unemployment	6,384
Property Tax	87,257
Subtotal - Other	93,641

U.S. GOVERNMENT TAXES
Fed. Insurance Contribution Act	619,263
Federal Unemployment	12,768
Subtotal – U.S. Government	632,031

TOTAL	725,672

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

DONATIONS

ACCOUNT 426.1

INSTRUCTIONS:

Provide a listing of the amount included in Account 426.1, “Donations”, classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

United Way	Civic & Charitable	265,602
Hands on Atlanta	Civic & Charitable	7,500
Atlanta Opera	Program Support	5,000
National Coalition	Civic & Charitable	5,000
Hometown Heros	Civic & Charitable	5,000
Southern Institute for Business	Program Support	5,000
The Sullivan center	Civic & Charitable	4,000

Other Items less than $3,000	Civic & Charitable	41,507
Other Items less than $3,000	Educational Matching	4,178
Other Items less than $3,000	Program Support	6,840
TOTAL		349,627

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

OTHER DEDUCTIONS

ACCOUNT 426.5

INSTRUCTIONS:

Provide a listing of the amount included in Account 426.5, “Other Deductions”, classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Government Affairs	City of Atlanta	10,000
	Mark Caudill	15,818
	Michael A. Dunn & Assoc.	6,009
	Southeastern Legal Foundation	1,500
	CSRA Class	1,500
	Long, Aldridge	41,164
	Georgia Chamber of Commerce	5,000
	Georgia Legislative Black Caucus, Inc.	5,000
	Employee payroll expense	32,512
	Misc. Refunds	(4,960)

	Total

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

SCHRDULE XVIII

NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:

The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See notes to Financial Statements, Schedule XIV, page 18-22

ANNUAL REPORT OF AGL SERVICES COMPANY

ORGANIZATION CHART

OFFICERS:

Paula G. Rosput, President

Paul R. Shlanta, Vice President and Secretary

Andrew W. Evans, Treasurer

Catherine Land-Waters, Vice President

DIRECTORS:

Paul R. Shlanta

Richard T. O’Brien

Paula G. Rosput

ANNUAL REPORT OF AGL SERVICES COMPANY

METHOD OF ALLOCATION

1.

Charge Back Methodology – Currently AGL Services Company (“The Company”)charges AGL Resources and its subsidiaries for the actual cost of services it provides. The following four key business requirements have been established in order to provide more accountability between the services provided and the costs charged to the operating companies, to allocate costs on a better and more accurate methodology, and to be consistent with the SEC’s preferred charge back methodology:

•

The Company’s methodology to charge each operating company for the cost of providing services is  primarily based upon the number of service hours provided to each operating company and/or specific O&M project;

•

The charge back methodology consist of three steps (Direct Charge, Direct Assignment and Distributed/Allocated);

•

The goal is to charge back approximately 80% of The Company’s actual costs based upon the Direct Charge and Direct Assignment steps; and

•

The three-step methodology charges back actual costs during the same period in which they were incurred.

The following is a summary of the three-step charge back methodology:

Direct Charge

•

Costs associated with specific O&M projects entered into between The Company and an operating company will be accumulated by service provider and charged directly to the department within the operating company.  For example, Engineering Services provides bridge maintenance services to Atlanta Gas Light Company’s Georgia Field Operations.  Therefore, the costs associated with the bridge maintenance services would be charged directly to Georgia Field Operations.

•

Costs associated with Benefits, Fleet, Stores and Facilities will be charged directly to the departments within the operating company.  Additionally, such costs will be charged directly to the departments within The Company to fully load the costs of the service providers.  The costs will be charged out at a standard rate based upon a specific controllable driver.  The drivers are number of employees and payroll dollars (Benefits), number of vehicles (Fleet), dollar value of stores issues (Stores), and square footage (Facilities).

In accordance with the FERC system of accounts, a portion of the Fleet and Stores costs will be included in O&M.  Additionally, Benefit costs will be included in O&M.  The remaining expenses for Fleet, Stores and Facilities will be included below the line in the charge back general ledger accounts.

Currently, Fleet and Facilities costs are charged out utilizing the above methodology.  However, Benefits and Stores costs are not charged out utilizing standard rates.  Instead, these costs are allocated through shared services utilizing the number of employees (Benefits) and dollar value of stores issues (Stores) drivers.

Accounting credit will be given to the departments who provided these services to the operating companies.

Direct Assignment

The remaining costs (total operating expenses net of direct charges) will be charged to the operating companies based upon the percentage of time spent providing services to each operating company. The percentages will be calculated from cumulative hours tracked by operating company within The Company’s general ledger statistical accounts. As with direct charges, accounting credit will be given to the departments who provided these services to the operating companies.  However, the operating companies will only be charged at a corporate level for these costs.  These costs will not be pushed down to the departmental level within each operating company.

Currently, these costs are pushed down to a departmental level principally due to the charge back process being based upon allocations on certain drivers.  With the implementation of time tracking at an operating company level, not at a departmental level and since such charge backs will be based upon employee time, the push down of these costs to the departmental level will not be performed.  However, if the operating company determines that the costs should be pushed down to the department level, an allocation process within the operating company can be created to distribute the costs.

Distributed/Allocated

•

The remaining costs (total operating expenses net of direct charges and direct assignments) will be charged to the operating companies utilizing a methodology to allocate or distribute the costs.  These remaining costs are associated with unassigned time or time spent providing internal services.

The primary difference between allocated and distributed relates to the type of driver utilized.  If there is causal relationship between the service provided and the allocation driver, this process is referred to as distributed.  For example, remaining costs related to customer service activities will be distributed to the operating companies based upon a “number of end-use customers” driver.

However, if a logical causal relationship does not exist between the service provided and a driver, then the remaining expenses are allocated.  For example, costs associated with Investor Relations benefits AGL Resources as a whole.  Additionally, there is no driver common to all operating companies, which establishes a logical casual relationship with the services provided.  Therefore, the remaining expenses related to Investor Relations will be allocated based upon a “Total Asset” driver.

•

As with direct charges and direct assignments, accounting credit will be given to the departments who provided these services to the operating companies.  However, similar to direct assignment, the operating companies will only be charged at a corporate level for these costs.  These costs will not be pushed down to the departmental level within each operating company unless otherwise requested.

•

The above processes primarily address total operating expenses (O&M, depreciation, amortization, taxes other than income, capitalized and distributed expenses and charge back expenses/credits).

•

On a quarterly basis, The Company will generate an invoice to be provided to each operating company.  The invoice will be broken down by service provider, and categorize costs between direct charge, direct assignment, distributed and allocated.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Three-Months Ended December 31, 2001

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

All interest was billed to each associate company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts.  The total interest that was billed to each associate company is as follows:

NAME OF ASSOCIATE COMPANY	COMPENSATION FOR USE OF CAPITAL
457-3

AGL Investments, Inc	289
Atlanta Gas Light Services, Inc	2,918
Atlanta Gas Light Company	704,313
Chattanooga Gas Company	43,016
AGL Energy Wise Services, Inc.	13
AGL Consumer Services, Inc.	80
Trustees Investment, Inc.	643
AGL Peaking Services, Inc.	479
AGL Capital Trust	5,591
AGL Rome Holdings, Inc	367
AGL Energy Corporation	17
AGL Propane Services, Inc.	2,312
Virginia Natural Gas, Inc.	187,358
AGL Networks, LLC	2,881
AGL Capital Corporation	576
Southeastern LNG, Inc.	69
Customer Care Services, Inc.	206
Network Energies LP	4
Retired Mains LLC	138
Global Energy Resources Corporation	24
Sequent Energy Marketing, LP	10,831
Sequent Energy Services	5,839
AGL Capital Trust II	10,797

TOTAL	978,761

ANNUAL REPORT OF AGL SERVICES COMPANY

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

AGL SERVICES COMPANY

(Name of Reporting Company)

/s/  Richard T. O’Brien

(Signature of Signing Officer)

Richard T. O’Brien

Executive Vice President and

Chief Financial Officer

(Print Name and Title of Signing Officer)

Date:

May 1, 2003